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EXHIBIT 99.3

LETTER TO SHAREHOLDERS
SENTRY TRUST COMPANY
785 Fifth Avenue
Chambersburg, Pennsylvania 17201
(717) 264-5200

            , 2003

Dear fellow shareholders:

        You are cordially invited to attend the Special Meeting of shareholders of Sentry Trust Company to be held at             a.m., local time, on                        ,             , 2003 at Sentry's headquarters at 785 Fifth Avenue, Chambersburg, Pennsylvania 17201. At the special meeting, you will be asked to vote upon a proposal to approve and adopt an agreement and plan of reorganization, as amended, pursuant to which Sentry will be acquired by Sun Bancorp, Inc. and to approve the payment of a "parachute payment" to Charles E. Nelson, President and Chief Executive Officer of Sentry.

        If the agreement is approved and the merger is subsequently completed, each outstanding share of Sentry common stock will be converted into the right to receive $8.04 in cash or 0.401 shares of Sun common stock or a combination thereof, and each stock purchase warrant may be exchanged into the right to receive $3.04 in cash or 0.152 shares of Sun common stock or a combination thereof, in each case, cash in lieu of any fractional share.

        The merger cannot be completed unless 66 2/3% of the outstanding shares of Sentry approve and adopt the agreement. Also, Sun Bancorp, Inc. has no obligation to consummate the merger unless more than 75% of the outstanding shares of Sentry approve the payment of the "parachute payment" to Charles E. Nelson, President and Chief Executive Officer of Sentry.

        Based on our reasons for the merger described in the accompanying proxy statement prospectus, including the fairness opinion issued by our financial advisor, Garland McPherson & Associates, Inc., our board of directors believes that the agreement is fair to you and in your best interests. Sentry's Board of Directors strongly supports this combination of Sentry and Sun. Accordingly, our board of directors unanimously recommends that you vote "FOR" approval and adoption of the agreement and "FOR" payment of the "parachute payment" to Mr. Nelson.

        The accompanying proxy statement prospectus provides you with detailed information about the special meeting, the merger, the agreement, the "parachute payment," and related matters. We urge you to read this entire document carefully, including the attached agreement. You may also obtain additional information about Sun from documents filed with the Securities and Exchange Commission. You may also obtain additional information about Sentry by contacting Charles E. Nelson, President and Chief Executive Officer at Sentry, 785 Fifth Avenue, Chambersburg, Pennsylvania 17201, (717) 264-5200.

        It is very important that your shares be voted at the special meeting, because the merger cannot be completed unless the holders of 66 2/3% of Sentry's outstanding shares of common stock vote to approve and adopt the agreement. Also, Sun Bancorp, Inc. has no obligation to consummate the merger unless more than 75% of the outstanding shares of Sentry approve the payment of the "parachute payment" to Charles E. Nelson, President and Chief Executive Officer of Sentry. All shareholders are invited to attend the special meeting in person; however, to ensure that your shares are represented on this very important matter, please take the time to vote by completing and mailing the enclosed proxy card.

        Thank you for your cooperation and your continued support of Sentry.

Sincerely, Sidney M. Palmer Chairman of the Board

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LETTER TO SHAREHOLDERS SENTRY TRUST COMPANY 785 Fifth Avenue Chambersburg, Pennsylvania 17201 (717) 264-5200